SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: May 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated May 13, 2004, announcing that the European Commission has launched an investigation into suspected anti-competitive practices of companies active in the high-voltage gas insulated switchgear (GIS) business.

Press Release                                              ABB [Graphic omitted]
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For your business and technology editors

European Commission investigates pricing activities in gas insulated switchgear business

ABB premises not among those being investigated

Zurich, Switzerland, May 13, 2004 - ABB said today the European Commission has launched an investigation into suspected anti-competitive practices of companies active in the high-voltage gas insulated switchgear (GIS) business.

ABB said the European Commission's Directorate-General for Competition was carrying out investigations at premises of companies involved in the GIS business. ABB said it was cooperating fully with the investigation, and added that none of its premises were being inspected.

The company said that during an internal compliance audit, it was discovered that certain ABB employees - together with empl oyees of other companies active in the GIS business - were involved in anti-competitive practices. ABB contacted the authorities to expose these practices and is now supporting authorities to help restore effective competition.

ABB is committed to fair and open competition in markets around the world, and ABB companies and employees are not permitted under any circumstances to engage in any anticompetitive practices.

ABB enforces zero tolerance of illegal or unethical behavior, and the company said measures are taken against any employees involved in anti-competitive practices.

"The company's customers, employees and other stakeholders have the right to expect that ABB and its employees uphold and respect the highest standards of business ethics," said Jurgen Dormann, ABB's chairman and chief executive officer.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering their environmental impact. The ABB Group of companies operates in around 100 countries and employs about 113,000 people.

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For more information please contact:
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Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Wolfram Eberhardt, Thomas Schmidt              Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6512                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                           investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ABB LTD

Date:  May 14, 2004                      By:  /s/ HANS ENHORNING
                                             -----------------------------------
                                         Name:   Hans Enhorning
                                         Title:  Group Vice President,
                                                 Assistant General Counsel

                                         By:        /s/ FRANCOIS CHAMPAGNE
                                            ------------------------------------
                                         Name:   Francois Champagne
                                         Title:  Group Vice President,
                                                 Senior Counsel